





Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Kind Collection Inc. aka Juna World
San Francisco, California

We have reviewed the accompanying financial statements of Kind Collection, Inc. Company (a corporation), which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of operations, consolidated stockholders' equity, and consolidated cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 9 to the financial statements, the Company has a limited operating history which raises an uncertainty about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
December 20, 2019

KIND COLLECTION, INC.

Unaudited Consolidated Financial Statements for the Period

September 7, 2018 (Inception) through December 31, 2018

KIND COLLECTION, INC.
CONSOLIDATED BALANCE SHEET
As of December 31, 2018
(Unaudited)

ASSETS	2018
Current Assets	
Cash and cash equivalents	$ 180,091
Accounts receivable	115,716
Total Assets	$ 295,807
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Advance from founder	$ 14,027
Income tax payable	10,973
Total Current Liabilities	25,000
Long-Term Liabilities	
Notes payable	10,000
Accrued interest	927
Total Long-Term Liabilities	10,927
Total Liabilities	35,927
STOCKHOLDERS' EQUITY	
Common Stock; $0.00001 par value, authorized 10,000,000 shares issued and outstanding 8,000,000 shares	80
Additional paid-in capital - SAFEs	234,000
Retained earnings	25,800
Total Stockholders' Equity	259,880
Total Liabilities and Stockholders' Equity	$ 295,807

KIND COLLECTION, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For Period September 7, 2018 (Inception) through December 31, 2018
(Unaudited)

	2018
Revenues	$ 161,134
Cost of revenues	68,260
Gross profit (loss)	92,874
Operating expenses	
General and administrative	55,174
Net Operating Income	37,700
Interest Expense	927
Net Pre-Tax Income	36,773
Income Tax Expense	10,973
Net Income	$ 25,800

KIND COLLECTION, INC.
CONSOLIDATED STATEMENT OF MEMBERS' CAPITAL
For Years Ending December 31, 2018 and 2017
(Unaudited)

	Common Stock		Additional Paid-In Capital - SAFEs	Retained Earnings	Total Stockholders' Equity
	Shares	**Par Value**			
Balance as of September 7, 2018 (Inception)	0	$ 0	$ 0	$ 0	$ 0
Issuance of common stock	8,000,000	80	0	0	80
Issuance of SAFEs	0	0	234,000	0	234,000
Net Income (Loss)	0	0	0	25,800	25,800
Balance as of December 31, 2018	8,000,000	$ 80	$ 234,000	$ 25,800	$ 259,880

KIND COLLECTION, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For Years Ending December 31, 2018
(Unaudited)

	2018
Operating Activities	
Net Income (Loss)	$ 25,800
Adjustments to reconcile net income (loss)	
to net cash provided by operations:	
Interest expense on convertible notes	927
Changes in asset and liability accounts	
(Increase) Decrease in accounts receivable	(115,716)
Increase (Decrease) in income tax payable	10,973
Net cash used in operating activities	(78,016)
Financing Activities	
Issuance of short-term debt	14,027
Issuance of convertible notes	10,000
Issuance of common stock	80
Issuance of SAFEs	234,000
Net change in cash from financing activities	258,107
Net change in cash and cash equivalents	180,091
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 180,091

COMPANY NAME, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

NOTE 1 – NATURE OF OPERATIONS

KIND COLLECTION, INC. (which may be referred to as the “Company”, “we,” “us,” or “our”) was incorporated in California on August 9, 2018. The Company sells oils made from cannabis and hemp. The Company’s headquarters are in San Francisco, California. The Company began operations in 2018 and began incurring expenses in 2018.

Since Inception, the Company has relied on the issuance of SAFEs to fund its operations. The Company has a very limited operating history. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

The financial statements include the consolidated results of Kind Collection, Inc., Cocoa Collection, Inc., and Nude Collection, Inc. Kind Collection, Inc. owns 100% of the interest in both Cocoa Collection, Inc., and Nude Collection, Inc. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, the Company had $180,091 cash on hand.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years. As of December 31, 2018 the Company did not have any fixed assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2018.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2018 there are no deferred tax assets or liabilities.

There is income tax liability of $10,973 as of December 31, 2018. The income tax liability is measured using 8.84% California corporate tax rate, and 21% federal corporate tax rate. The Company expects the payment of that liability to come in the following calendar year. The Company is taxed as a "C" corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2018 the Company recognized $161,134 in revenue.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2018 the company had $115,716 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that the Company receives or expects to receive for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective for annual periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LONG TERM LIABILITIES

The Company has issued $10,000 of 10% unsecured convertible notes (the "Notes") due January 10, 2020("Maturity Date"). The Notes are unsecured. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date.

The Notes are automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $4,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2018, the Notes have not yet converted as a Qualified Financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

NOTE 4 – ADVANCE FROM FOUNDER

The founder advanced the Company a total of $14,027. The Company repaid the advance in 2019.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

The Company has authorized 10,000,000 shares of common stock, par value $0.00001. The Company issued 8,000,000 shares of common stock for $80 in 2018. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

Additional Paid-In Capital – SAFEs:

The Company has issued Simple Agreements for Future Equity ("SAFEs") totaling $234,000. The SAFEs are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $4,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

NOTE 7 – STOCK BASED COMPENSATION

The Company does not currently have a stock based compensation plan.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has a limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds and maintain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

The Company is offering (the "Crowdfunded Offering") up to 1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by April, 30 2020 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co").The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through December 20, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.